SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[April 19, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-______

SIGNATURES
COMPARATIVE QUARTERLY IFRS INFORMATION FOR 2004

SIGNATURES

Date   April 19, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

COMPARATIVE QUARTERLY IFRS INFORMATION FOR 2004

(Helsinki, Finland, April 19, 2005) — Metso Corporation (NYSE: MX; OMX: MEO)

Regarding its transition to International Financial Reporting Standards (IFRS), Metso published annual comparative information for the year 2004 on March 31, 2005. The attachment to this release describes the 2004 comparative quarterly information for the consolidated income statement, balance sheet and key ratios as well as segment information for net sales and operating profit.

In March 2005, Metso agreed on the sale of mechanical power transmission manufacturer Metso Drives, which was part of Metso Ventures business area. From January 1, 2005 Metso will apply the IFRS 5 standard, under which Metso Drives shall be classified as a discontinued operation and its net result shall be presented on one line in the income statement below the net result for continuing operations. In the releases describing Metso’s transition to IFRS, Metso Drives is still included in the continuing operations, but in the first interim report for 2005, which will be published on April 27, 2005, it will be transferred to discontinued operations also for the comparison year 2004. The net sales and operating profit of Metso Drives in accordance with IFRS for 2004 are presented separately after segment information in the attachment.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:
Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010
Reijo Kostiainen, Senior Vice President, Financial Control, Metso Corporation, tel. +358 204 84 3127

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.

ATTACHMENT      IFRS Release quarterly information

1 RECONCILIATION OF THE CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

	2004	Effect of			Effect of
	FAS	transition	IFRS	FAS	transition	IFRS
	1-3/	to	1-3/	4-6/	to	4-6/
	2004	IFRS	2004	2004	IFRS	2004
(In millions, except for
per share amounts)	EUR	EUR	EUR	EUR	EUR	EUR
Net sales	928	(104)	824	1,025	(114)	911
Cost of goods sold	(704)	77	(627)	(760)	88	(672)
Gross profit	224	(27)	197	265	(26)	239
Selling, general and administrative expenses	(223)	16	(207)	(214)	15	(199)

Nonrecurring operating income and expenses, net	(3)	3	—	(9)	9	—
Other operating income and expenses, net	—	6	6	—	8	8
Amortization of goodwill	(10)	10	—	(9)	9	—
Operating profit	(12)	8	(4)	33	15	48

Financial income and expenses, net	(11)	—	(11)	(18)	—	(18)
Profit on continuing operations before tax	(23)	8	(15)	15	15	30
Income taxes on continuing operations	(2)	0	(2)	(9)	9	0
Profit on continuing operations	(25)	8	(17)	6	24	30

Profit (loss) on discontinued operations	—	(6)	(6)	—	(11)	(11)
Profit (loss)	(25)	2	(23)	6	13	19

Profit (loss) attributable to minority interests	0	—	0	0	—	0
Profit (loss) attributable to equity shareholders	(25)	2	(23)	6	13	19

Earnings per share from continuing operations, EUR
Basic	n/a	n/a	(0.13)	n/a	n/a	0.22
Diluted	n/a	n/a	(0.13)	n/a	n/a	0.22

Earnings per share from discontinued operations, EUR
Basic	n/a	n/a	(0.04)	n/a	n/a	(0.08)
Diluted	n/a	n/a	(0.04)	n/a	n/a	(0.08)

Earnings per share from continuing and discontinued operations, EUR
Basic	(0.18)	0.01	(0.17)	0.04	0.10	0.14
Diluted	(0.18)	0.01	(0.17)	0.04	0.10	0.14

	2004	Effect of			Effect of
	FAS	transition	IFRS	FAS	transition	IFRS
	7-9/	to	7-9/	10-12/	to	10-12/
	2004	IFRS	2004	2004	IFRS	2004
(In millions, except for
per share amounts)	EUR	EUR	EUR	EUR	EUR	EUR
Net sales	931	(11)	920	1,092	(15)	1,077
Cost of goods sold	(680)	9	(671)	(815)	10	(805)
Gross profit	251	(2)	249	277	(5)	272

Selling, general and administrative expenses	(195)	1	(194)	(212)	(3)	(215)
Nonrecurring operating income and expenses, net	(29)	29	—	16	(16)	—
Other operating income and expenses, net	—	3	3	—	(24)	(24)
Reversal of Finnish pension liability	—	—	—	—	80	80
Amortization of goodwill	(8)	8	—	(9)	9	—
Operating profit	19	39	58	72	41	113

Financial income and expenses, net	(14)	—	(14)	(20)	—	(20)
Profit on continuing operations before tax	5	39	44	52	41	93

Income taxes on continuing operations	47	(7)	40	(15)	(6)	(21)
Profit on continuing operations	52	32	84	37	35	72

Profit (loss) on discontinued operations	—	(8)	(8)	—	(1)	(1)
Profit (loss)	52	24	76	37	34	71

Profit (loss) attributable to minority interests	0	—	0	(1)	—	(1)
Profit (loss) attributable to equity shareholders	52	24	76	36	34	70

Earnings per share from continuing operations, EUR
Basic	n/a	n/a	0.62	n/a	n/a	0.54
Diluted	n/a	n/a	0.62	n/a	n/a	0.54

Earnings per share from discontinued operations, EUR
Basic	n/a	n/a	(0.06)	n/a	n/a	(0.02)
Diluted	n/a	n/a	(0.06)	n/a	n/a	(0.02)

Earnings per share from continuing and discontinued operations, EUR
Basic	0.38	0.18	0.56	0.27	0.25	0.52
Diluted	0.38	0.18	0.56	0.27	0.25	0.52

2 RECONCILIATION OF THE CONSOLIDATED BALANCE SHEETS

ASSETS

	2004	Effect of			Effect of
	FAS	transition	IFRS	FAS	transition	IFRS
	Mar 31,	to	Mar 31,	Jun 30,	to	Jun 30,
	2004	IFRS	2004	2004	IFRS	2004
(In millions)	EUR	EUR	EUR	EUR	EUR	EUR
Non-current assets
Intangible assets
Goodwill	597	(109)	488	486	16	502
Other intangible assets	133	(28)	105	104	(6)	98
	730	(137)	593	590	10	600
Property, plant and equipment
Land and water areas	73	2	75	72	4	76
Buildings and structures	307	(28)	279	278	(5)	273
Machinery and equipment	347	(23)	324	315	(2)	313
Assets under construction	36	—	36	39	—	39
	763	(49)	714	704	(3)	701
Financial assets
Investments in associated companies	15	—	15	16	—	16
Available for sale investments	17	—	17	12	—	12
Treasury stock	1	—	1	1	—	1
Loan and other interest bearing receivables	14	(1)	13	13	(1)	12
Deferred tax asset	—	129	129	—	139	139
Other non-current assets	31	(14)	17	30	(13)	17
	78	114	192	72	125	197

Total non-current assets	1,571	(72)	1,499	1,366	132	1,498

Current assets
Inventories	791	(118)	673	702	(10)	692

Receivables
Trade and other receivables	865	(79)	786	849	(10)	839
Cost and earnings of projects under construction in excess of advance billings	221	—	221	207	—	207
Interest bearing receivables	20	—	20	35	—	35
Deferred tax asset	141	(141)	—	152	(152)	—
	1,247	(220)	1,027	1,243	(162)	1,081

	2004	Effect of			Effect of
	FAS	transition	IFRS	FAS	transition	IFRS
	Mar 31,	to	Mar 31,	Jun 30,	to	Jun 30,
	2004	IFRS	2004	2004	IFRS	2004
(In millions)	EUR	EUR	EUR	EUR	EUR	EUR
Cash and cash equivalents	164	—	164	419	—	419
Total current assets	2,202	(338)	1,864	2,364	(172)	2,192

Assets held for sale	—	408	408	—	42	42

TOTAL ASSETS	3,773	(2)	3,771	3,730	2	3,732

ASSETS

		Effect of			Effect of
	FAS	transition	IFRS	FAS	transition	IFRS
	Sep 30,	to	Sep 30,	Dec 31,	to	Dec 31,
	2004	IFRS	2004	2004	IFRS	2004
(In millions)	EUR	EUR	EUR	EUR	EUR	EUR
Non-current assets
Intangible assets
Goodwill	477	24	501	458	33	491
Other intangible assets	104	(6)	98	104	(10)	94
	581	18	599	562	23	585
Property, plant and equipment
Land and water areas	69	4	73	65	5	70
Buildings and structures	267	(5)	262	257	(4)	253
Machinery and equipment	309	7	316	300	7	307
Assets under construction	28	—	28	19	—	19
	673	6	679	641	8	649
Financial assets
Investments in associated companies	18	—	18	17	—	17
Available for sale investments	10	—	10	10	—	10
Treasury stock	1	—	1	1	—	1
Loan and other interest bearing receivables	11	—	11	17	(2)	15
Deferred tax asset	53	141	194	—	159	159
Other non-current assets	31	(14)	17	48	(11)	37
	124	127	251	93	146	239
Total non-current assets	1,378	151	1,529	1,296	177	1,473

Current assets
Inventories	744	(20)	724	687	5	692

Receivables

	2004	Effect of			Effect of
	FAS	transition	IFRS	FAS	transition	IFRS
	Mar 31,	to	Mar 31,	Jun 30,	to	Jun 30,
	2004	IFRS	2004	2004	IFRS	2004
(In millions)	EUR	EUR	EUR	EUR	EUR	EUR
Trade and other receivables	839	(10)	829	792	(2)	790
Cost and earnings of projects under construction in excess of advance billings	196	—	196	191	(1)	190
Interest bearing receivables	19	15	34	6	47	53
Deferred tax asset	154	(154)	—	187	(187)	—
	1,208	(149)	1,059	1,176	(143)	1,033

Cash and cash equivalents	301	(16)	285	419	(47)	372

Total current assets	2,253	(185)	2,068	2,282	(185)	2,097

Assets held for sale	—	47	47	—	—	—

TOTAL ASSETS	3,631	13	3,644	3,578	(8)	3,570

SHAREHOLDERS’ EQUITY AND LIABILITIES

		Effect of			Effect of
	FAS	tran-	IFRS	FAS	tran-	IFRS
	Mar 31,	sition	Mar 31,	Jun 30,	sition	Jun 30,
	2004	to IFRS	2004	2004	to IFRS	2004
(In millions)	EUR	EUR	EUR	EUR	EUR	EUR
Equity
Share capital	232	—	232	232	—	232

Other shareholders’ equity
Share premium reserve	14	—	14	14	—	14
Legal reserve	228	—	228	228	—	228
Cumulative translation differences	(68)	28	(40)	(71)	28	(43)
Treasury stock	1	—	1	1	—	1
Other reserves	202	—	202	202	—	202
Retained earnings	414	(175)	239	385	(174)	211
Net profit (loss) for the period	(25)	2	(23)	(19)	15	(4)
Equity attributable to shareholders	998	(145)	853	972	(131)	841

Minority interests	7	—	7	7	—	7

Total equity	1,005	(145)	860	979	(131)	848

Liabilities

		Effect of			Effect of
	FAS	tran-	IFRS	FAS	tran-	IFRS
	Mar 31,	sition	Mar 31,	Jun 30,	sition	Jun 30,
	2004	to IFRS	2004	2004	to IFRS	2004
(In millions)	EUR	EUR	EUR	EUR	EUR	EUR
Non-current liabilities
Long-term debt	962	(33)	929	946	(32)	914
Post employment benefit obligations	—	232	232	—	230	230
Deferred tax liability	21	12	33	20	12	32
Provisions	—	51	51	—	50	50
Other long-term liabilities	131	(122)	9	129	(120)	9
Total non-current liabilities	1,114	140	1,254	1,095	140	1,235

Current liabilities
Current portion of long-term debt	15	—	15	20	—	20
Short-term debt	243	—	243	194	—	194
Trade and other payables	1,174	(64)	1,110	1,141	(29)	1,112
Advances received	177	24	201	213	9	222
Billings in excess of cost and earnings of projects under construction	45	—	45	88	—	88
Total current liabilities	1,654	(40)	1,614	1,656	(20)	1,636

Liabilities held for sale	—	43	43	—	13	13

Total liabilities	2,768	143	2,911	2,751	133	2,884

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	3,773	(2)	3,771	3,730	2	3,732

NET INTEREST BEARING LIABILITIES

Long-term interest bearing debt	962	(33)	929	946	(32)	914
Short-term interest bearing debt	258	0	258	214	0	214
Cash and cash equivalents	(164)	0	(164)	(419)	0	(419)
Other interest bearing assets	(34)	1	(33)	(48)	1	(47)
Total	1,022	(32)	990	693	(31)	662

SHAREHOLDERS’ EQUITY AND LIABILITIES

		Effect of			Effect of
	FAS	tran-	IFRS	FAS	tran-	IFRS
	Sep 30,	sition	Sep 30,	Dec 31,	sition	Dec 31,
	2004	to IFRS	2004	2004	to IFRS	2004
(In millions)	EUR	EUR	EUR	EUR	EUR	EUR
Equity

		Effect of			Effect of
	FAS	tran-	IFRS	FAS	tran-	IFRS
	Sep 30,	sition	Sep 30,	Dec 31,	sition	Dec 31,
	2004	to IFRS	2004	2004	to IFRS	2004
(In millions)	EUR	EUR	EUR	EUR	EUR	EUR
Share capital	232	—	232	232	—	232
Other shareholders’ equity
Share premium reserve	14	—	14	14	—	14
Legal reserve	228	—	228	228	—	228
Cumulative translation differences	(69)	28	(41)	(80)	32	(48)
Treasury stock	1	—	1	1	—	1
Other reserves	202	—	202	202	—	202
Retained earnings	388	(174)	214	386	(168)	218
Net profit (loss) for the period	33	39	72	69	74	143
Equity attributable to shareholders	1,029	(107)	922	1,052	(62)	990

Minority interests	5	2	7	5	—	5

Total equity	1,034	(105)	929	1,057	(62)	995

Liabilities
Non-current liabilities
Long-term debt	934	(33)	901	920	(35)	885
Post employment benefit obligations	—	230	230	—	171	171
Deferred tax liability	18	12	30	8	8	16
Provisions	—	50	50	—	31	31
Other long-term liabilities	128	(118)	10	128	(122)	6
Total non-current liabilities	1,080	141	1,221	1,056	53	1,109

Current liabilities
Current portion of long- term debt	15	—	15	19	—	19
Short-term debt	27	—	27	31	—	31
Trade and other payables	1,154	(37)	1,117	1,072	(7)	1,065
Advances received	252	3	255	219	8	227
Billings in excess of cost and earnings of projects under construction	69	—	69	124	—	124
Total current liabilities	1,517	(34)	1,483	1,465	1	1,466

Liabilities held for sale	—	11	11	—	—	—

Total liabilities	2,597	118	2,715	2,521	54	2,575

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	3,631	13	3,644	3,578	(8)	3,570

		Effect of			Effect of
	FAS	tran-	IFRS	FAS	tran-	IFRS
	Sep 30,	sition	Sep 30,	Dec 31,	sition	Dec 31,
	2004	to IFRS	2004	2004	to IFRS	2004
(In millions)	EUR	EUR	EUR	EUR	EUR	EUR
NET INTEREST BEARING LIABILITIES

Long-term interest bearing debt	934	(33)	901	920	(35)	885
Short-term interest bearing debt	42	0	42	51	(1)	50
Cash and cash equivalents	(301)	16	(285)	(419)	47	(372)
Other interest bearing assets	(30)	(15)	(45)	(23)	(45)	(68)
Total	645	(32)	613	529	(34)	495

4 KEY RATIOS

	FAS	IFRS	FAS	IFRS
	Mar 31,	Mar 31,	Jun 30,	Jun 30,
	2004	2004	2004	2004

Earnings per share from continuing operations, EUR	n/a	(0.13)	n/a	0.09
Earnings per share from discontinued operations, EUR	n/a	(0.04)	n/a	(0.12)
Earnings per share from continuing and discontinued operations, EUR	(0.18)	(0.17)	(0.14)	(0.03)
Equity/share, EUR	7.33	6.26	7.14	6.17
Return on equity (ROE), %	(8.9)	(21.3)	(3.6)	(1.4)
Return on capital employed (ROCE), %	(1.1)	(1.8)	2.6	1.8
Equity to assets ratio, %	28.3	24.4	28.5	24.8
Gearing, %	101.7	115.3	70.9	78.2
Average number of shares (thousands)	136,190	136,190	136,190	136,190

	FAS	IFRS	FAS	IFRS
	Sep 30,	Sep 30,	Dec 31,	Dec 31,
	2004	2004	2004	2004

Earnings per share from continuing operations, EUR	n/a	0,71	n/a	1.25
Earnings per share from discontinued operations, EUR	n/a	(0.18)	n/a	(0.20)
Earnings per share from continuing and discontinued operations, EUR	0.24	0.53	0.51	1.05
Equity/share, EUR	7.55	6.77	7.72	7.27
Return on equity (ROE), %	4.3	14.6	6.9	19.8
Return on capital employed (ROCE), %	3.1	10.0	5.7	11.0
Equity to assets ratio, %	31.2	28.0	32.7	30.9
Gearing, %	62.3	66.1	50.0	49.7

	FAS	IFRS	FAS	IFRS
	Sep 30,	Sep 30,	Dec 31,	Dec 31,
	2004	2004	2004	2004
Average number of shares (thousands)	136,190	136,190	136,190	136,190

Formulas for calculation of key ratios

Earnings/share:

Profit (loss)
Average number of shares during period

Equity/share:

Equity attributable to shareholders
Number of shares at end of period

Return on capital employed (ROCE), %:

Profit (loss) on before tax                    x 100
+ interest and other financial expenses
Balance sheet total — non-interest bearing liabilities
(average for period)

Return on equity (ROE), %:

Profit (loss)                    x 100
Total equity (average for period)

Equity to assets ratio, %:

Total equity                    x 100
Balance sheet total — advances received

Gearing, %:

Net interest bearing liabilities                    x 100
Total equity

QUARTERLY INFORMATION

Net sales by business area:

	FAS	FAS	FAS	FAS	FAS
	1-3/	4-6/	7-9/	10-12/	1-12/
	2004	2004	2004	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	360	351	378	470	1,559
Metso Minerals	279	339	334	391	1,343

	FAS	FAS	FAS	FAS	FAS
	1-3/	4-6/	7-9/	10-12/	1-12/
	2004	2004	2004	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Automation	113	135	140	147	535
Metso Ventures	91	106	92	98	387
Intra Metso net sales	(24)	(25)	(30)	(36)	(115)
Continuing operations	819	906	914	1,070	3,709
Discontinued operations	109	119	17	22	267
Metso total	928	1,025	931	1,092	3,976

	IFRS	IFRS	IFRS	IFRS	IFRS
	1-3/	4-6/	7-9/	10-12/	1-12/
	2004	2004	2004	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	360	351	378	470	1,559
Metso Minerals	284	344	340	398	1,366
Metso Automation	113	135	140	147	535
Metso Ventures	91	106	92	98	387
Intra Metso net sales	(24)	(25)	(30)	(36)	(115)
Continuing operations	824	911	920	1,077	3,732
Discontinued operations	—	—	—	—	—
Metso total	824	911	920	1,077	3,732

Other operating income and expenses, net by business area:

	IFRS	IFRS	IFRS	IFRS	IFRS
	1-3/	4-6/	7-9/	10-12/	1-12/
	2004	2004	2004	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	1.8	1.6	(1.2)	(18.9)	(16.7)
Metso Minerals	0.9	1.8	2.1	(4.1)	0.7
Metso Automation	0.0	0.1	0.2	(3.6)	(3.3)
Metso Ventures	(1.4)	0.0	(0.2)	0.1	(1.5)

	IFRS	IFRS	IFRS	IFRS	IFRS
	1-3/	4-6/	7-9/	10-12/	1-12/
	2004	2004	2004	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Corporate Office and other	4.9	4.4	2.7	2.3	14.3
Continuing operations	6.2	7.9	3.6	(24.2)	(6.5)
Discontinued operations	—	—	—	—	—
Metso total	6.2	7.9	3.6	(24.2)	(6.5)

Reversal of Finnish pension liability by business area:

	IFRS	IFRS	IFRS	IFRS	IFRS
	1-3/	4-6/	7-9/	10-12/	1-12/
	2004	2004	2004	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	—	—	—	39.8	39.8
Metso Minerals	—	—	—	4.9	4.9
Metso Automation	—	—	—	13.7	13.7
Metso Ventures	—	—	—	19.4	19.4
Corporate Office and other	—	—	—	2.3	2.3
Continuing operations	—	—	—	80.1	80.1
Discontinued operations	—	—	—	—	—
Metso total	—	—	—	80.1	80.1

Operating profit (loss) by business area:

	FAS	FAS	FAS	FAS	FAS
	1-3/	4-6/	7-9/	10-12/	1-12/
	2004	2004	2004	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	(17.9)	9.3	(3.0)	22.7	11.1
Metso Minerals	8.0	20.1	18.5	37.7	84.3
Metso Automation	5.8	12.1	18.9	16.1	52.9
Metso Ventures	(1.1)	(0.5)	(5.2)	(0.3)	(7.1)
Corporate Office and other	(3.3)	(7.6)	(3.2)	(7.8)	(21.9)

	FAS	FAS	FAS	FAS	FAS
	1-3/	4-6/	7-9/	10-12/	1-12/
	2004	2004	2004	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Continuing operations	(8.5)	33.4	26.0	68.4	119.3
Discontinued operations	(3.6)	(0.8)	(7.2)	3.2	(8.4)
Metso total	(12.1)	32.6	18.8	71.6	110.9

	IFRS	IFRS	IFRS	IFRS	IFRS
	1-3/	4-6/	7-9/	10-12/	1-12/
	2004	2004	2004	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	(16.2)	10.8	20.1	33.3	48.0
Metso Minerals	12.8	27.7	28.2	36.5	105.2
Metso Automation	5.9	12.9	19.6	31.2	69.6
Metso Ventures	(2.4)	(0.3)	(5.6)	18.8	10.5
Corporate Office and other	(4.2)	(3.6)	(4.1)	(6.4)	(18.3)
Continuing operations	(4.1)	47.5	58.2	113.4	215.0
Discontinued operations	—	—	—	—	—
Metso total	(4.1)	47.5	58.2	113.4	215.0

Additional information regarding Metso Drives

	IFRS	IFRS	IFRS	IFRS	IFRS
	1-3/	4-6/	7-9/	10-12/	1-12/
	2004	2004	2004	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
External net sales	30	33	33	34	130
Net sales to other Metso Business Areas	7	7	7	6	27
Total net sales	37	40	40	40	157
Operating profit	3.1	1.4	3.0	7.9	15.4